UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Top KingWin Ltd

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G8923U103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8923U103
1	Names of Reporting Persons. Xu Ruilin Capital CO., Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 4,266,960[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 4,266,960[1]
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,266,960[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 28.9% of total outstanding Class A ordinary shares[2]
12	Type of Reporting Person (See Instructions) CO

[1]	Represents the sum of 480,000 Class A ordinary shares and 3,786,960 Class B ordinary shares of Top KingWin Ltd (the “Company”) held by Xu Ruilin Capital CO., Ltd (“Xu Ruilin Capital”), which is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Mr. Ruilin Xu. The person having voting, dispositive or investment powers over Xu Ruilin Capital is Mr. Xu. Each of the Company’s Class B ordinary shares has 20 votes per share, and each of Company’s Class A ordinary shares has 1 vote per share. As such, through Xu Ruilin Capital, Mr. Ruilin Xu has 87.91% of the Company’s total voting power.

[2]	See Item 4.

CUSIP No.	G8923U103
1	Names of Reporting Persons. Ruilin Xu
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 4,266,960[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 4,266,960[1]
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,266,960[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 28.9% of total outstanding Class A ordinary shares[2]
12	Type of Reporting Person (See Instructions) IN

[1]	Represents the sum of 480,000 Class A ordinary shares and 3,786,960 Class B ordinary shares of Top KingWin Ltd (the “Company”) held by Xu Ruilin Capital CO., Ltd (“Xu Ruilin Capital”), which is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Mr. Ruilin Xu. The person having voting, dispositive or investment powers over Xu Ruilin Capital is Mr. Xu. Each of the Company’s Class B ordinary shares has 20 votes per share, and each of Company’s Class A ordinary shares has 1 vote per share. As such, through Xu Ruilin Capital, Mr. Ruilin Xu has 87.91% of the Company’s total voting power.

[2]	See Item 4.

Item l(a).	Name of Issuer:

Top KingWin Ltd

Item l(b).	Address of Issuer’s Principal Executive Offices:

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

Zip: 511400

Item 2(a).	Name of Person Filing:

Xu Ruilin Capital CO., Ltd

Ruilin Xu

Item 2(b).	Address of Principal Business Office, or if None, Residence:

For both Xu Ruilin Capital CO., Ltd and Ruilin Xu:

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

Zip: 511400

Item 2(c).	Citizenship:

Xu Ruilin Capital CO., Ltd: The British Virgin Islands

Ruilin Xu: The People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share.

Item 2(e).	CUSIP Number:

G8923U103

Item 3.	If this Statement is Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1 (b)(1)(ii)(J), please specify the type of institution: ___ .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The total number of outstanding Class A ordinary shares used to calculate the percent of the class is the sum of 10,963,040 Class A ordinary shares and 3,786,960 Class B ordinary shares, as provided by the Company on December 27, 2023 in a report on Form 6-K regarding its semi-annual report for the six months ended June 30, 2023. Each of the Company’s Class B ordinary shares has 20 votes per share, and each of Company’s Class A ordinary shares has 1 vote per share. The Company’s Class A ordinary shares are not convertible into shares of any other class. Upon any direct or indirect sale, transfer, assignment or disposition, the Company’s Class B ordinary shares will be automatically and immediately convertible into Class A ordinary shares on a one-to-one basis.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2024

Xu Ruilin Capital CO., Ltd

By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Director

Ruilin Xu

By:	/s/ Ruilin Xu

[Signature page to 13G (TCJH)]

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-l(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: February 1, 2024

Xu Ruilin Capital CO., Ltd

By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Director

Ruilin Xu

By:	/s/ Ruilin Xu

[Signature page to joint filing agreement (TCJH 13G)]